UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 12, 2011

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

•	Enclosure: A press release dated August 11, 2011 announcing the results of Turkcell’s Extraordinary General Assembly held on August 11, 2011.

FOR IMMEDIATE RELEASE

TURKCELL EXTRAORDINARY GENERAL ASSEMBLY
DATED AUGUST 11, 2011

Istanbul, Turkey: August 11, 2011 – Turkcell (NYSE: TKC, ISE: TCELL), the leading communications and technology company in Turkey, held its ExtraordinaryGeneral Assembly of shareholders at the Company’s headquarter at 3.00 pm on August 11, 2011. It subsequently announced today that among the agenda items and as a result of the voting held during the meeting:

a)	The Presidency Board was not authorized to sign the minutes of the meeting.

b)	The Balance Sheet and Profit/Loss Statements relating to fiscal year 2010 were not approved.

c)	The Board members were not released in respect of the Company’s activities and operations of the fiscal year 2010.

d)	The auditors (statutory) were not released in respect of the Company’s activities and operations of the fiscal year 2010.

e)	The Board of Directors’ recommendation to distribute a dividend of 75% from the fiscal year 2010 profits was not approved.

Pertaining to the agenda item on the election of auditors for a period of one year and determination of their remuneration; Faika Bozkaya and Ertan Mitap were elected as Turkcell’s statutory auditors for a year without being paid any remuneration.

www.turkcell.com.tr

ABOUT TURKCELL

Turkcell is the leading communications and technology company in Turkey with 34.1 million subscribers and a market share of approximately 54% as of June 30, 2011 (Source: Operator’s announcements and excluding the impact of the change in prepaid churn periods in Q2 2011).Turkcell is a leading regional player, with market leadership in five of the nine countries in which it operates with it’s approximately 61.7 million subscribers as of June 30, 2011. The company covers approximately 85% of the Turkish population through its 3G and 99.07% through its 2G technology supported network. It has become one of the first among the global operators to have implemented HSDPA+ and achieved a 42.2 Mbps speed using the HSPA multi carrier solution. Turkcell reported a TRY2.3 billion (US$1.5 billion) net revenue with total assets of TRY15.5 billion (US$9.5 billion) as of June 30, 2011. It has been listed on the NYSE and the ISE since July 2000, and is the only NYSE-listed company in Turkey.

Read more at www.turkcell.com.tr

For further information please contact Turkcell

1

Corporate Affairs
Koray Öztürkler, Chief Corporate Affairs Officer
Tel: +90-212-313-1500
Email: koray.ozturkler@turkcell.com.tr

Investors: Nihat Narin, Investor and International Media Relations Tel: + 90-212-313-1244 Email: nihat.narin@turkcell.com.tr investor.relations@turkcell.com.tr	Media: Filiz Karagul Tuzun, Corporate Communications Tel: + 90-212-313-2304 Email: filiz.karagul@turkcell.com.tr

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 12, 2011	By:	/s/Koray Öztürkler
Name: Koray Öztürkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: August 12, 2011	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations – Division Head